As filed with the Securities and Exchange Commission on November 7, 2003

Registration No. 333-109654

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

☑ Pre-Effective Amendment No. 1	☐ Post-Effective Amendment No.

(Check appropriate box or boxes)

Pacific Funds

(Exact Name of Registrant as Specified in Charter)

700 Newport Center Drive, P.O. Box 7500, Newport Beach, CA 92660

                            (Address of Principal Executive Offices )                                     (Zip Code)

Registrant’s Telephone Number, including Area Code: (949) 219-6767

Robin S. Yonis

Assistant Vice President and Investment Counsel of

Pacific Life Insurance Company

700 Newport Center Drive

Post Office Box 9000

Newport Beach, CA 92660

(Name and Address of Agent for Service)

Copies to:

Jeffrey S. Puretz, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006-2401

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration statement becomes effective.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for Pacific Funds incorporates by reference the Prospectus, Statement of Additional Information, and Part C contained in the initial filing of Form N-14, which was filed with the Securities and Exchange Commission (“SEC”) on October 10, 2003. Pacific Funds hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of Registrant in the city of Newport Beach and the State of California on the 7th of November, 2003.

PACIFIC FUNDS

By:	/s/ ROBIN S. YONIS

Robin S. Yonis, Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Pre- Effective Amendment No. 1 to the Registration Statement on Form N-14 for Pacific Funds has been signed below by the following persons in the capacities and on the dates indicated.

Thomas C. Sutton*		Trustee and Chairman of the Board (Principal Executive Officer)	November 7, 2003

Glenn S. Schafer*		President and Trustee	November 7, 2003

Richard L. Nelson*		Trustee	November 7, 2003

Lyman W. Porter*		Trustee	November 7, 2003

Alan Richards*		Trustee	November 7, 2003

Lucie H. Moore*		Trustee	November 7, 2003
Brian D. Klemens*		Vice President and Treasurer (Principal Financial and Accounting Officer)	November 7, 2003

By:	/s/ ROBIN S. YONIS		November 7, 2003

* Robin S. Yonis, as attorney in fact pursuant to power of attorney filed herewith.

PACIFIC FUNDS POWER OF ATTORNEY

The undersigned trustees and officers of Pacific Funds (the “Trust”) hereby appoint Robin S. Yonis, Diane N. Ledger, Sharon A. Cheever, David R. Carmichael, Jeffrey S. Puretz, and Douglas P. Dick, each individually as their true and lawful attorneys-in-fact (“attorneys”), in all capacities, to do any and all acts and things and to execute in their name and file any and all registration statements, including registration statements on Form N-14, proxy statements, exemptive applications, no-action letter requests, shareholder reports and other regulatory filings made applicable to the Trust and each series of the Trust, and any amendments, exhibits, or supplements thereto, and any instruments necessary or desirable in connection therewith as are required to enable the Trust and each series of the Trust to comply with provisions of the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended, and/or the Investment Company Act of 1940, as amended, and all requirements and regulations of the Securities and Exchange Commission (“SEC”) in connection with the offer of the shares of beneficial interest of the Trust and each series of the Trust, and to file the same, with other documents in connection herewith, with the SEC, any state securities regulator, any self-regulatory organization or any other governmental or official body (including, without limitation, agencies, commissions and authorities). The undersigned grant to said attorneys full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he or she could do if personally present, thereby ratifying all that said attorneys may lawfully do or cause to be done by virtue hereof. This Power of Attorney hereby terminates and replaces all other previously executed Power of Attorneys for the Trust and each series of the Trust related to the above.

The undersigned trustees and officers of Pacific Funds hereby execute this Power of Attorney effective the 7th day of November, 2003.

Name	Title

/s/ THOMAS C. SUTTON Thomas C. Sutton	Chairman and Trustee

/s/ GLENN S. SCHAFER Glenn S. Schafer	President and Trustee

/s/ RICHARD L. NELSON Richard L. Nelson	Trustee

/s/ LYMAN W. PORTER Lyman W. Porter	Trustee

/s/ ALAN RICHARDS Alan Richards	Trustee

/s/ Lucie H. Moore Lucie H. Moore	Trustee

/s/ BRIAN D. KLEMENS Brian D. Klemens	Vice President and Treasurer